

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via Email

Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc. (FKA Flux Technologies Corp.)
324 South Beverly Drive, Suite 118
Beverly Hills, CA 90212

      Re: Flux Technologies, Corp.
             Current Report on Form 8-K Filed December 26, 2012
             File No. 333-180624

Dear Mr. Fogassa:

      We have reviewed your letter dated January 30, 2013 in connection with the above-referenced filing and have the following comments. Where prior comments are referenced, they refer to our letter dated January 22, 2013.

1.   We note your response to prior comment 1 and are unable to concur with your conclusion that you were not a shell company before the transaction. In addition, you claim to have acquired more than nominal assets in the transaction. As such, it appears that you ceased being a shell company after the transaction, and within four business days after completion of the transaction, you should have filed a current report on Form 8-K containing the information, including financial information, that would be required in a registration statement on Form 10 to register a class of securities under Section 12 of the Exchange Act. Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, pro forma financial information. For guidance, refer to Section II.D.3 of SEC Release No. 34-52038. Please note that under certain conditions the acquisition of assets may be considered the acquisition of a business that requires financial statements for the acquired business.

       Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.


Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal


cc: <u>Via Email</u>
       Jay Weil, Esq.
       Guzov Ofsink, LLC